Exhibit 11(b)


       STRUCTURAL DYNAMICS RESEARCH CORPORATION AND SUBSIDIARIES
        Calculation of Fully Diluted Earnings Per Common Share

                 (in thousands, except per share data)

                               Three Months          Nine Months
                              Ended September 30,   Ended September 30,
                                1996       1995      1996       1995
FULLY DILUTED

 Average shares outstanding    33,104    31,203    32,685     30,765

 Net effect of dilutive stock
 options after application
 of the treasury stock
  method                        1,844     1,973     2,075      1,840
       Total                   34,948    33,176    34,760     32,605

       Net income             $ 8,379   $ 5,889   $21,342    $ 9,405
       Net income per share   $   .24   $   .18   $   .61    $   .29